UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

Room#2002, Building A, Wentley Center,
1st West Dawang Road,
Chaoyang District, Beijing

The People’s Republic of China, 100020
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On June 10, 2021, Venus Acquisition Corporation, a Cayman Islands exempted company (the “Purchaser” or “Venus”), VIYI Algorithm Inc., a Cayman Islands exempted company (“VIYI” or the “Company”), Venus Merger Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”) and WiMi Hologram Cloud Inc., a Cayman Islands company and the legal and beneficial owner of a majority of the issued and outstanding voting securities of the Company (“WiMi” or “Majority Shareholder”), entered into a Merger Agreement (the “Merger Agreement”). A copy of the Merger Agreement without exhibits or disclosure schedule was filed as Exhibit 99.2 to a Current Report on Form 8-K filed by Purchaser on June 15, 2022. WiMi Hologram Cloud, Inc. (NASDAQ: WIMI) holds approximately 73% of the share capital of VIYI.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Cayman Islands Companies Act (as revised) (the “Cayman Companies Act”), the parties intend to effect a business combination transaction whereby the Merger Sub will merge with and into the Company, with the Company being the surviving entity (the Company is hereinafter referred to for the periods from and after the Merger Effective Time as the “Surviving Corporation”) and becoming a wholly owned Subsidiary of Venus (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and simultaneously with the Closing Purchaser will change its name to “MicroAlgo Inc.”

On January 24, 2022, Venus entered into a Backstop Agreement with WiMi, based on which WiMi shall acquire up to $15,000,000 aggregate amount shares of Venus in open market or private transaction. However, based on the term of the Backstop Agreement, the Backstop Agreement terminated automatically on June 30, 2022. No ordinary shares of Venus were purchased by WiMi under such backstop agreement. Venus and VIYI intend to identify, if possible, one or more parties to enter into a backstop agreement similar to the ones previously executed (or similar arrangements to accomplish the transactions contemplated thereby) to assist in: (i) acquiring Venus ordinary shares in open market or in private transactions prior to the closing of the Business Combination at the then prevailing market price of the shares, or (ii) acquiring Venus ordinary shares concurrently with the closing of the Business Combination at a price per share of no greater than the redemption price per share plus an agreed upon premium above such redemption price; and in each case waiving the redemption rights associated with any ordinary shares so purchased. As of the date hereof, no replacement backstop investor has been identified.

Merger Agreement Amendment

On August 3, 2022, Venus, VIYI and WiMi entered into a third amendment to the Merger Agreement (the “Amendment”). The purposes of the amendment were to: remove the approval of issuance by Venus of an aggregate of up to 1,485,149 Venus ordinary shares which may be issued to the Backstop Investor pursuant to the Backstop Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, a copy of which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive and Operations Officer

Date: August 4, 2022

EXHIBIT INDEX

Item	Description

99.1	Amendment No. 3 dated as of August 3, 2022 to Merger Agreement by and among, Venus Acquisition Corporation, VIYI Algorithm Inc., Venus Merger Sub Corp., and WiMi Hologram Cloud Inc.

3